STELLARIS CORPORATION

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Stellaris Corporation
Nashua, New Hampshire

We have reviewed the accompanying financial statements of Stellaris Corporation (the "Company,"), which comprise the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of shareholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 13, 2025
Los Angeles, California

STELLARIS CORPORATION
BALANCE SHEETS
(UNAUDITED)

As of December 31, (USD $ in Dollars)		2024		2023
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	8,019	$	5,595
Total Current Assets		**8,019**		**5,595**
Total Assets	$	**8,019**	$	**5,595**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current Portion of Related Party Promissory Notes	$	18,000	$	18,000
Accrued Interest on Related Party Promissory Notes		8,408		5,558
Other Current Liabilities		2,480		5,625
Total Current Liabilities		**28,888**		**29,183**
Related Party Promissory Notes		68,000		40,000
Total Liabilities		**96,888**		**69,183**
STOCKHOLDERS EQUITY				
Common Stock - Voting		50,885		50,885
Common Stock Non-Voting		3,590		2,288
Series A Preferred Stock		65,916		65,916
Additional Paid in Capital		436,942		220,306
Accumulated Deficit		(646,202)		(402,983)
Total Stockholders' Equity		**(88,869)**		**(63,588)**
Total Liabilities and Stockholders' Equity	$	**8,019**	$	**5,595**

See accompanying notes to financial statements.

STELLARIS CORPORATION

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 825	$ -
Cost of Goods Sold	623	-
Gross Profit	**202**	**-**
Operating Expenses		
General and Administrative	182,320	216,449
Research and Development	35,973	54,640
Sales and Marketing	19,428	12,653
Total Operating Expenses	**237,721**	**283,742**
Net Operating Loss	**(237,519)**	**(283,742)**
Interest Expense	5,700	3,767
Other Loss/(Income)	-	-
Loss Before Provision for Income Taxes	**(243,219)**	**(287,509)**
Provision/(Benefit) For Income Taxes	-	-
Net Loss	**$ (243,219)**	**$ (287,509)**

See accompanying notes to financial statements.

STELLARIS CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock - Voting		Common Stock Non-Voting		Series A Preferred Stock		Additional Paid In	Accumulated	Total Shareholder
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance—December 31, 2022	50,885,095	$ 50,885	1,018,711	$ 1,019	65,916,390	$ 65,916	$ 17,297	$ (115,474)	$ 19,644
Issuance of Stock	-	-	1,269,149	1,269	-	-	203,009	-	204,278
Net Loss	-	-	-	-	-	-	-	(287,509)	(287,509)
Balance—December 31, 2023	50,885,095	$ 50,885	2,287,860	$ 2,288	65,916,390	$ 65,916	$ 220,306	$ (402,983)	$ (63,588)
Issuance of Stock	-	-	1,302,174	1,302	-	-	216,636	-	217,938
Net Loss	-	-	-	-	-	-	-	(243,219)	(243,219)
Balance—December 31, 2024	50,885,095	$ 50,885	3,590,034	$ 3,590	65,916,390	$ 65,916	$ 436,942	$ (646,202)	$ (88,869)

See accompanying notes to financial statements.

STELLARIS CORPORATION
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2024**		**2023**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(243,219)	$	(287,509)
Adjustments to reconcile net loss to net cash pused in operating activities:				
Accrued Interest- Related Party Loans		2,850		2,817
Changes In Operating Assets And Liabilities:				
Other Current Liabilities		(3,145)		(6,704)
Net Cash Used in Operating Activities		**(243,514)**		**(293,234)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net Cash Provided/(Used) In Investing Activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		217,938		204,278
Borrowing on Related Party Promissory Notes		28,000		40,000
Net Cash Provided by Financing Activities		**245,938**		**244,278**
Change In Cash and Cash Equivalents		**2,424**		**(48,956)**
Cash and Cash Equivalents—Beginning Of Year		5,595		54,551
Cash and Cash Equivalents—End Of Year	**$**	**8,019**	**$**	**5,595**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	2,850	$	1,929

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Stellaris Corporation was incorporated on October 16, 2007, in the state of Delaware. The financial statements of Stellaris Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The Company's headquarters are located in Nashua, New Hampshire.

Stellaris is an early-stage company developing a transparent, electricity-generating building-integrated photovoltaic window. The window, branded ClearPower, is intended to be used as insulated glass windows in commercial buildings for on-site electricity generation to aid in building decarbonization. The Company is anticipating marketing to building owners and developers through float glass manufacturers and window fabricator sales channels.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Stellaris Corporation is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company generates revenues from the sale of commercialized transparent ClearPower electricity-generating window technology.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 13, 2025, which is the date the financial statements were issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of December 31,	2024	2023
Accrued payable	2,480	5,583
Tax Liabilities	-	42
Total Other Current Liabilities	$ 2,480	$ 5,625

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock-Voting

The Company is authorized to issue 105,000,000 shares of Common Stock-Voting at a par value of $0.001. As of December 31, 2024, and December 31, 2023, 50,885,095 shares have been issued and are outstanding.

Common Stock-Non-Voting

The Company is authorized to issue 25,000,000 shares of Common Stock-Non-Voting at a par value of $0.001. As of December 31, 2024, and December 31, 2023, 3,590,034 and 2,287,860 shares have been issued and are outstanding.

Series A Preferred Stock

The Company is authorized to issue 70,000,000 shares of Series A Preferred Stock at a $0.001 par value. As of December 31, 2024, and December 31, 2023, 65,916,390 shares have been issued and are outstanding.

Common Stock

- Voting Rights: Each share of Common Stock is entitled to one vote per share on all matters submitted to stockholders. Holders of Common Stock vote together with Preferred Stock on an as-converted basis. Common Stockholders elect two members of the Board of Directors.
- Dividend Rights: Holders of Common Stock are entitled to receive dividends only after any declared dividends on Preferred Stock have been paid. Dividends are payable when and if declared by the Board of Directors.
- Liquidation Rights: After the Series A Preferred Stock liquidation preference has been satisfied, holders of Common Stock are entitled to receive up to $4,550,137.79 in aggregate. Any remaining assets are distributed pro-rata among holders of Common and Preferred Stock on an as-converted basis.

Non-Voting Common Stock

- Voting Rights: Holders of Non-Voting Common Stock do not have voting rights on general corporate matters, except in limited circumstances where approval is required under protective provisions.
- Dividend Rights: Holders of Non-Voting Common Stock have the same dividend rights as voting Common Stock, receiving distributions on a pro-rata basis when and if declared.
- Liquidation Rights: Holders of Non-Voting Common Stock participate in liquidation distributions on the same basis as voting Common Stock, after the liquidation preference of Preferred Stock has been satisfied.

Preferred Stock (Series A Preferred Stock)

- Voting Rights: Each share of Series A Preferred Stock votes on an as-converted basis with Common Stock on most matters. Holders of a majority of Series A Preferred Stock must approve certain corporate actions, including changes to the Certificate of Incorporation, mergers, acquisitions, asset sales, and significant borrowings. Series A Preferred holders elect two members of the Board of Directors.
- Dividend Rights: Series A Preferred Stockholders are entitled to non-cumulative dividends, when and if declared by the Board of Directors, and in preference to any dividends on Common Stock. If a dividend is paid on Common Stock, holders of Series A Preferred must receive an equivalent dividend on an as-converted basis.
- Liquidation Rights: In the event of liquidation, dissolution, or winding-up, holders of Series A Preferred Stock are entitled to receive, before any distribution to Common Stockholders, the original issue price per share ($0.4665 per share), plus a 7% annual compounded return and any declared but unpaid dividends. After satisfying this preference, remaining assets are first allocated to Common Stockholders up to $4,550,137.79 in total, with any further distributions allocated pro-rata among Common and Preferred Stockholders on an as-converted basis.

5. DEBT

Related Party Promissory Notes

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2024			As of December 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - James B. Paull	$ 4,000	9.50%	26/12/2019	26/12/2022	$ 4,000	$ -	$ 4,000	$ 4,000	$ -	$ 4,000
Promissory Note - James B. Paull	4,000	9.50%	29/06/2019	29/06/2022	4,000	-	4,000	4,000	-	4,000
Promissory Note - James B. Paull	5,000	9.50%	12/03/2019	12/03/2022	5,000	-	5,000	5,000	-	5,000
Promissory Note - James B. Paull	5,000	9.50%	19/09/2019	19/09/2022	5,000	-	5,000	5,000	-	5,000
Promissory Note - James B. Paull	10,000	9.50%	07/12/2023	07/12/2026	-	10,000	10,000	-	10,000	10,000
Promissory Note - James B. Paull	10,000	9.50%	08/12/2023	08/12/2026	-	10,000	10,000	-	10,000	10,000
Promissory Note - James B. Paull	5,000	9.50%	01/11/2023	01/11/2026	-	5,000	5,000	-	5,000	5,000
Promissory Note - James B. Paull	10,000	9.50%	09/11/2023	09/11/2026	-	10,000	10,000	-	10,000	10,000
Promissory Note - James B. Paull	5,000	9.50%	20/11/2023	20/11/2026	-	5,000	5,000	-	5,000	5,000
Promissory Note - James B. Paull	3,000	9.50%	26/03/2024	26/03/2027	-	3,000	3,000	-	-	-
Promissory Note - James B. Paull	15,000	9.50%	06/01/2024	06/01/2027	-	15,000	15,000	-	-	-
Promissory Note - James B. Paull	5,000	9.50%	25/01/2024	25/01/2027	-	5,000	5,000	-	-	-
Promissory Note - James B. Paull	$ 5,000	9.50%	08/03/2024	08/03/2027	-	5,000	5,000	-	-	-
Total					$ 18,000	$ 68,000	$ 86,000	$ 18,000	$ 40,000	$ 58,000

As of December 31, 2024, the Company has an outstanding promissory note issued to a founder in the principal amount of $18,000, which matured in 2022. As of the date of these financial statements, the note has not been amended or extended. However, the Company intends to negotiate and execute an amendment to extend the maturity date in the future. Since no formal amendment has been executed, the outstanding balance is classified as a current liability in accordance with ASC 470, Debt, as the Company does not have an unconditional right to defer settlement beyond 12 months.

The summary of the future maturities is as follows:

As of December 31,		2024
2025	$	18,000
2026		40,000
2027		28,000
2028		-
Thereafter		-
Total	$	**86,000**

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,		2024		2023
Net Operating Loss	$	(69,804)	$	(82,515)
Valuation Allowance		69,804		82,515
Net Provision for Income Tax	$	**-**	$	**-**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of December 31,		2024		2023
Net Operating Loss	$	(178,978)	$	(109,174)
Valuation Allowance		178,978		109,174
Total Deferred Tax Asset	$	**-**	$	**-**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $623,616, and the Company had state net operating loss ("NOL") carryforwards of approximately $623,616. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

In 2019, the Company entered into four promissory note agreements with James B. Paull, founder and shareholder and therefore a related party, totaling $18,000. These promissory notes carry an interest rate of 9.5% and are set to mature in 2022. As of the date of these financial statements, the note has not been amended or extended. However, the Company intends to negotiate and execute an amendment to extend the maturity date in the future. As of December 31, 2024, and December 31, 2023, the outstanding balance remains at $18,000.

In 2023, the Company entered into five promissory note agreements with James B. Paull, founder and shareholder and therefore a related party, totaling $40,000. These promissory notes carry an interest rate of 9.5% and are set to mature in 2026. As of December 31, 2024, and December 31, 2023, the outstanding balance is $40,000.

In 2024, the Company entered into a promissory note agreement with James B. Paull, founder and shareholder and therefore a related party, totaling $28,000. The promissory note carries an interest rate of 9.5% and shall be due and payable on the third anniversary of the date of this Note. As of December 31, 2024, and December 31, 2023, the outstanding balance is $28,000.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $237,519, an operating cash flow loss of $243,514, and liquid assets in cash of $8,019, which is less than a year's worth of cash reserves as of December 31, 2024.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued depends upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.